Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ABB LTD,

EDISON ACQUISITION CORPORATION

and

THOMAS & BETTS CORPORATION

Dated as of January 29, 2012

TABLE OF CONTENTS

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EXHIBITS

EXHIBIT A – Knowledge of the Company
EXHIBIT B – Knowledge of Parent Group

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 29, 2012, by and among ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), Edison Acquisition Corporation, a Tennessee corporation and a wholly-owned indirect Subsidiary of Parent (“Merger Sub”), and Thomas & Betts Corporation, a Tennessee corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties.”

RECITALS

WHEREAS, the Parties intend that Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Tennessee Business Corporation Act (the “TBCA”);

WHEREAS, the Company Board has unanimously (i) determined that each of this Agreement and the Merger is advisable, fair to and in the best interests of the Company and the holders of Company Common Stock (collectively, the “Company Shareholders”), (ii) authorized and adopted this Agreement and approved the Merger, on the terms and subject to the conditions set forth herein and in accordance with the TBCA, and (iii) resolved to recommend that the Company Shareholders approve this Agreement;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each authorized and adopted this Agreement and approved the Merger, on the terms and subject to the conditions set forth herein; and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINED TERMS AND INTERPRETATION

Section 1.1   Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” shall mean a confidentiality and standstill agreement on terms not more favorable in any material respect to the counterparty thereto than those in the NDA.

(b) “Acquisition Proposal” shall mean any proposal or offer relating to (i) the acquisition by any Third Party of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company or any Company Subsidiaries whose net revenues, net income, cash flow or assets, individually or in the aggregate, represent twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company, (iii) any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would, directly or indirectly, result in any Third Party acquiring assets (including capital stock of or interest in any Company Subsidiary) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning twenty percent (20%) or more of the outstanding Equity Interests in the Company (by vote or by value) or (v) any combination of the foregoing.

(c) “Affiliate” shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

(d) “Anti-Bribery Laws” shall mean the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and similar laws of any applicable jurisdiction.

(e) “Antitrust Laws” shall mean any antitrust, competition, or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

(f)  “Blue Sky Laws” shall mean state securities or “blue sky” Laws.

(g) “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

(h)  “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(i)  “Company Board” shall mean the Board of Directors of the Company.

(j) “Company Bylaws” shall mean the Amended and Restated Bylaws of the Company, as amended to the date of this Agreement.

(k) “Company Charter” shall mean the Amended and Restated Charter of the Company, as amended to the date of this Agreement.

(l) “Company Common Stock” shall mean the Common Stock of the Company, par value $0.10 per share.

(m) “Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to such other section, other than any matters required to be disclosed for purposes of Section 4.2 (Capitalization) and Section 4.7(b) (Financial Statements) of this Agreement, which matters shall be specifically disclosed in Sections 4.2 and 4.7(b) of the Company Disclosure Schedule, respectively, and (ii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

(n) “Company Material Adverse Effect” shall mean any change, event, circumstance or occurrence that, individually or taken together with other changes, events, circumstances or occurrences, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided that any change, event, circumstance or occurrence to the extent resulting from any of the following after the date hereof shall not be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) changes affecting the economy or financial or capital markets in the United States or elsewhere in the world generally; (ii) changes or prospective changes in GAAP or in Law, or any interpretation or enforcement thereof, after the date hereof; (iii) acts of God, calamities or national political or social conditions (including the engagement by any country in hostilities or the escalation or worsening thereof); (iv) changes that are the result of factors generally affecting the principal industries in which the Company and the Company Subsidiaries operate; (v) the fact that the Company has failed to meet any estimates, projections or forecasts for any period; (vi) any decline in the trading price or trading volume of Company Common Stock on the NYSE; (vii) changes (including any loss of employees or any loss of, or any disruption in, customer, distributor, dealer, supplier, partner or similar relationships) resulting from the announcement or pendency of the Merger, or the entry into, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement; (viii) (A) any action taken or not taken by the Company or any of the Company Subsidiaries at Parent’s express written request, (B) any action expressly required to be taken by the Company or any of the Company Subsidiaries pursuant to this Agreement, or (C) the failure to take any action by the Company or any of the Company Subsidiaries if such action is expressly prohibited by this Agreement; or (ix) any change or announcement of a potential change in the credit rating of the Company or any of the Company Subsidiaries or any of their securities; provided that changes, events, circumstances or occurrences set forth in clauses (i), (ii), (iii) and (iv) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent such changes, events, circumstances or occurrences have a disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries in which the Company and the Company Subsidiaries conduct their businesses; provided, further, that the underlying causes of any change, event, circumstance or occurrence set forth in clauses (v), (vi) and (ix) shall not be excluded in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur.

(o) “Company Option” shall mean any option to acquire Company Common Stock issued or granted pursuant to any Company Stock Plan.

(p) “Company Restricted Stock” shall mean shares of Company Common Stock issued pursuant to any Company Stock Plan that are subject to specified vesting criteria.

(q) “Company Stock-Based Award” shall mean each right of any kind to receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Stock Plans (including stock appreciation rights restricted stock units, deferred stock units and dividend equivalents), other than Company Options and Company Restricted Stock.

(r) “Company Stock Plans” shall mean all employee and director stock plans of the Company and all individual consultant, employee, director or other Contracts, in each case set forth on Section 4.11(a) of the Company Disclosure Schedule.

(s)  “Company Termination Fee” shall mean an amount in cash equal to $116,000,000.

(t) “Continuing Employee” shall mean any Person who is employed by the Company or any Company Subsidiary as of the Effective Time (including Persons on disability or leave of absence, whether paid or unpaid).

(u) “Contract” shall mean any oral or written note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation.

(v) “Customs and International Trade Laws” shall mean any Law, Permit, Order or other decision or requirement having the force or effect of Law and as amended from time to time, of any Governmental Entity, concerning the importation of products, the exportation or reexportation of products (including technology and services), the terms and conduct of international transactions, and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930 and other Laws and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, Export Administration Act of 1979, Export Administration Regulations, International Emergency Economic Powers Act, Trading With the Enemy Act, Arms Export Control Act, International Traffic in Arms Regulations, Executive Orders of the President

regarding embargoes and restrictions on transactions with designated entities, the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and the antiboycott Laws administered by the U.S. Departments of Commerce and Treasury.

(w)  “DOJ” shall mean the United States Department of Justice.

(x) “Environmental Laws” shall mean any and all Laws relating to pollution, protection of the environment, the handling or management of or exposure to Hazardous Materials, or the release of any Hazardous Materials into the environment, including those related to air emissions or wastewater discharges.

(y) “Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

(z) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa)  “FTC” shall mean the United States Federal Trade Commission.

(bb) “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(cc) “Government Contract” shall mean any Contract (including any prime contract, subcontract, letter contract, purchase order, task order, delivery order, teaming agreement or letter of intent) that is (i) between the Company or any Company Subsidiary and a Governmental Entity or (ii) entered into by the Company or any Company Subsidiary as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

(dd) “Governmental Entity” shall mean any United States or foreign governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental, self regulatory or quasi governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal, or other governmental instrumentality and any national or international stock exchange), or any political or other subdivision or part of any of the foregoing.

(ee) “Hazardous Materials” shall mean (i) all explosive or radioactive substances or wastes and all hazardous or toxic substances or wastes, including any petroleum products or byproducts, radioactive materials, asbestos, radon gas, toxic mold or polychlorinated biphenyls and (ii) all other substances, wastes and materials that are considered, defined or regulated as, hazardous, toxic, infectious or dangerous under applicable Law or for which liability or standards of conduct may be imposed pursuant to environmental Laws.

(ff) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(gg) “Intellectual Property” shall mean any and all of the following in any jurisdiction throughout the world, to the extent subject to protection under applicable Law: (i) all inventions (whether or not patentable or reduced to practice), all patents and industrial designs (including utility model rights, design rights and industrial property rights), patent and industrial design applications, patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (ii) all trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, Internet domain names and all other indicia of origin, and all applications, registrations and renewals in connection therewith and all goodwill associated with any of the foregoing; (iii) all works of authorship (whether or not copyrightable), copyrights, database rights, moral rights and all applications, registrations, and renewals in connection therewith; (iv) all trade secrets, know-how, technologies, processes, techniques, protocols, methods, formulae, data, algorithms, compositions, industrial models, architectures, layouts, designs, drawings, plans, specifications, methodologies, ideas, research and development and confidential information (including technical data, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (v) all software (including source code, executable code, systems, networks tools, data, databases, firmware and related documentation); and (vi) all other intellectual property rights or similar proprietary industrial rights.

(hh) “Intervening Event” shall mean any material development or material change in circumstances occurring or arising after the date hereof with respect to the Company that (i) was not known to the Company Board as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) any change, event, circumstance or occurrence relating to Parent or (C) the Required Antitrust Approvals.

(ii) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the Persons listed on Exhibit A after due and reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of the Persons listed on Exhibit B after due and reasonable inquiry.

(jj) “Law” shall mean any Order or any federal, state, local, foreign or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, code, requirement, ordinance, edict, decree, directive, requirement, policy, license or permit issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(kk) “Leased Real Property” shall mean all real property that is leased or subleased by the Company or any Company Subsidiary.

(ll) “Leasehold Improvements” shall mean all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by the Company or any Company Subsidiary, regardless of whether title to such buildings, structures, improvements or fixtures is subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

(mm) “Leases” shall mean all written leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any Company Subsidiary holds the right to use or occupy any Leased Real Property, including the right to all security deposits deposited by or on behalf of the Company or any Company Subsidiary thereunder.

(nn) “Lien” shall mean any mortgage, pledge, security interest, restriction, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

(oo) “NDA” shall mean the letter agreement, dated May 20, 2011, between the Company and ABB Asea Brown Boveri Ltd, as such letter agreement has been and may be amended from time to time.

(pp)  “NYSE” shall mean the New York Stock Exchange.

(qq) “Option Exchange Ratio” shall mean a fraction having a numerator equal to the Merger Consideration and having a denominator equal to the Parent American Depositary Share Price.

(rr) “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(ss) “Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, in each case to the extent owned by the Company or any Company Subsidiary.

(tt) “Parent American Depositary Shares” shall mean the American Depositary Shares, each representing, as of the date hereof, one share of Parent’s registered shares, par value CHF 1.03, issued under and pursuant to that certain Amended and Restated Deposit Agreement, dated as of May 7, 2001, by and among Parent, Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(uu) “Parent American Depositary Share Price” shall mean an amount equal to the volume weighted average price per share of the Parent American Depositary Shares on the NYSE, based on information as reported through Bloomberg, for the ten (10) consecutive trading days ending on and including the last trading day prior to the Closing Date.

(vv)  “Parent Group” shall mean Parent and its Subsidiaries, taken together.

(ww) “Permitted Encumbrances” shall mean, with respect to each Owned Real Property, Leasehold Improvement or item of Intellectual Property (as the case may be):
(i) taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date or, if due and payable, which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, repairmen’s liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and delinquent or, if due and delinquent, which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which do not interfere, individually or in the aggregate, with the use, occupation and enjoyment of the properties in connection with the Company’s business, (iv) easements, covenants, conditions, restrictions, rights of way and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (v) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property or item of Intellectual Property to which they relate or the conduct of the business of the Company and the Company Subsidiaries as presently conducted, and (vi) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

(xx) “Permits” shall mean all permits, licenses, franchises, registrations, qualifications, rights, variances, certificates, certifications, consents and approvals of any Governmental Entities.

(yy) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

(zz) “Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(aaa) “Required Antitrust Approvals” shall mean any required filings, consents, approvals and actions required to be made or obtained or advance ruling certificates or no-action letters required to obtain an exemption from such filings, consents, approvals or actions pursuant to (i) the HSR Act and (ii) any other Antitrust Law, in order to consummate the transactions contemplated by this Agreement.

(bbb) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(ccc)  “SEC” shall mean the United States Securities and Exchange Commission.

(ddd) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(eee) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the Equity Interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(fff) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms and conditions, timing, likelihood of consummation and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement, would result in a transaction that is more favorable to the Company Shareholders from a financial point of view than the transactions provided for in this Agreement (after taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination).

(ggg) “Tax Returns” shall mean any report, filing, election or return (including any information return) or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

(hhh) “Tax” or “Taxes” shall mean any and all United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, escheat, alternative minimum, environmental, customs, social security, unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, levies or other similar governmental charges, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of a predecessor entity.

(iii) “Third Party” shall mean any Person or group other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

(jjj) “Treasury Regulations” shall mean regulations promulgated by the United States Department of the Treasury under the Code.

Section 1.2 Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Action	Section 4.14(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.4(c)(ii)
Articles of Merger	Section 2.3
Bankruptcy Exception	Section 4.3(a)
Certificates	Section 3.2(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Board Recommendation	Section 4.3(d)
Company Disclosure Documents	Section 4.10(a)
Company Financial Advisor	Section 4.3(c)
Company Financial Statements	Section 4.7(b)
Company Intellectual Property	Section 4.16(a)
Company Material Contract	Section 4.13(a)
Company Plan(s)	Section 4.11(a)
Company Preferred Stock	Section 4.2(a)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.7(a)
Company Shareholder Approval	Section 4.3(b)
Company Shareholders	Recitals
Company Shareholders’ Meeting	Section 6.2(c)
Company Subsidiary	Section 4.1
Determination Notice	Section 6.4(d)(i)(C)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
ERISA	Section 4.11(a)
ERISA Affiliate	Section 4.11(a)
Exchange Fund	Section 3.2(a)
Improvements	Section 4.19(c)
Indemnified Parties	Section 6.11(a)
Intervening Event Change of Recommendation	Section 6.4(d)(ii)
Investments	Section 4.2(d)
IRS	Section 4.11(b)
Measurement Date	Section 4.2(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)
Merger Sub	Preamble
Multiemployer Plan	Section 4.11(c)
Notice Period	Section 6.4(d)(i)(C)
OFAC	Section 1.1(v)
Parent	Preamble
Parent Expenses	Section 8.2(c)

Parent Representatives	Section 6.3(a)
Party	Preamble
Paying Agent	Section 3.2(a)
Performance Awards	Section 3.5(d)
Proxy Statement	Section 6.2(a)
Recent SEC Reports	Article IV
Rollover Option	Section 3.5(b)
Surviving Corporation	Section 2.1
Tail Period	Section 6.11(c)
Takeover Provisions	Section 4.21(a)
TBCA	Recitals
Transaction Litigation	Section 6.6
WARN Act	Section 4.12

Section 1.3     Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c)  words importing the singular include the plural and vice versa;

(d)  words importing one gender include the other gender;

(e)  references to the word “including” do not imply any limitation;

(f)  references to months are to calendar months;

(g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h)  references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

ARTICLE II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to satisfaction or waiver (where permissible) of the conditions set forth in this Agreement, and in accordance with the TBCA, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.2 Closing. Upon the terms and subject to satisfaction or waiver (where permissible) of the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, at 10:00 a.m., New York City time, on a date specified by Parent, no later than the third Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions which by their terms are not capable of being satisfied until the Closing but subject to the satisfaction or waiver (where permissible) thereof at Closing) or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated at the Closing by executing and delivering articles of merger (the “Articles of Merger”) to the Secretary of State of the State of Tennessee for filing, together with such other appropriate documents, in each case in such forms as are required by, and executed and delivered in accordance with, the relevant provisions of the TBCA. The Merger shall become effective at the effective time of the Articles of Merger (the “Effective Time”).

Section 2.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the TBCA. From and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations and liabilities of the Company and Merger Sub, all as provided under the TBCA.

Section 2.5   Charter; Bylaws.

(a) At the Effective Time, the charter of the Surviving Corporation shall, subject to Section 6.11, be amended and restated in its entirety to read identically to the charter of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Thomas & Betts Corporation” and, as so amended, such amended and restated charter shall become the charter of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBCA and such charter.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall, subject to Section 6.11, become the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation as used therein shall be “Thomas & Betts Corporation” and, as so amended, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the TBCA, the charter of the Surviving Corporation and such bylaws.

Section 2.6   Directors and Officers.

(a) The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

(b) The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

ARTICLE III
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective shareholders, the following shall occur:

(a) Conversion Generally. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled pursuant to Section 3.1(b)) shall be converted, subject to Section 3.1(d), into the right to receive $72.00 in cash, payable to the holder thereof, without interest (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any such shares shall thereafter represent only the right to receive the Merger Consideration therefor.

(b) Cancellation of Certain Shares. Each share of Company Common Stock held by Parent, Merger Sub, any other Subsidiary of Parent, any Company Subsidiary or the Company (or in the treasury of the Company) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 3.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2   Exchange of Certificates.

(a) Paying Agent. At the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article III, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration payable in connection with the Merger (such cash being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 3.1 in exchange for outstanding shares of Company Common Stock. Parent shall cause the Paying Agent to deliver the Merger Consideration contemplated to be paid pursuant to Section 3.1 out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock. If the Exchange Fund is insufficient to pay the aggregate Merger Consideration payable in connection with the Merger when any payment thereof is required, Parent shall promptly deposit or cause to be deposited additional funds in the amount of such insufficiency with the Paying Agent for payment in accordance with the terms hereof. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, and any amounts in excess of the amounts payable pursuant to Section 3.1 shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time (but not later than five (5) Business Days thereafter), Parent shall mail, or cause the Paying Agent to mail, to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates,” it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock) and whose shares of Company Common Stock have been converted into the right to receive Merger Consideration pursuant to Section 3.1 (i) a letter of transmittal in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to Certificates held in book-entry form) and with such other provisions as Parent may determine and the Company may reasonably agree (which shall specify that delivery of any Certificate shall be effected, and risk of loss and title to such Certificate shall pass, only upon the proper delivery of such Certificate to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other customary documents as may be reasonably required pursuant to such instructions (or, if such Certificate is held in book-entry or other uncertificated form, upon the confirmation of a book-entry transfer of the surrender of such Certificate), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent accompanied by all documents reasonably required to evidence and effect such transfer and by customary evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

(c) No Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Corporation or Parent (as directed by Parent) upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation or Parent (as applicable) with respect to any payment of the Merger Consideration in respect of such shares, without any interest thereon.

(e) No Liability. None of Parent, the Company or the Surviving Corporation or any of their Affiliates shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund duly delivered to a public official pursuant to any abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, Parent shall cause the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

(g) No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

(h) Withholding. Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold or cause to be deducted and withheld from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or their respective Affiliates are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.3 Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA shall not be available to the Company Shareholders in connection with the transactions contemplated hereby, including the Merger.

Section 3.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed (after giving effect to the items contemplated by Section 3.1) and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by Law.

Section 3.5   Company Options and Stock-Based Awards.

(a) Cashout of Company Options. Except to the extent otherwise elected by the holder pursuant to Section 3.5(b), at the Effective Time, each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior the Effective Time shall become fully vested and shall be converted automatically into the right to receive from the Surviving Corporation at the Effective Time an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option and (ii) the Merger Consideration (reduced by the exercise price applicable to such Company Option), subject to applicable income and employment withholding Taxes; provided that if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be cancelled without any cash payment being made in respect thereof. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Option informing such holder of the effect of the Merger on the Company Options.

(b) Elective Rollover of Company Options. The Company shall permit each holder of a Company Option, whether vested or unvested, to elect in writing, no later than five (5) Business Days prior to the Effective Time, with respect to all or a portion of such Company Option (each such Company Option or portion for which such an election is made, a “Rollover Option”), to have such Rollover Option (i) fully vest and become exercisable and (ii) be converted into an option to acquire a number of Parent American Depositary Shares equal to the product (rounded down to the nearest number of whole shares) of (A) the number of shares of Company Common Stock subject to such Rollover Option immediately prior to the Effective Time and (B) the Option Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of such Rollover Option immediately prior to the Effective Time, divided by (2) the Option Exchange Ratio; provided that the exercise price and the number of Parent American Depositary Shares purchasable pursuant to the Rollover Options (as converted) shall be subject to such adjustments as reasonably agreed to by Parent and the Company are necessary for the foregoing conversion to satisfy the requirements of Sections 409A, and to the extent applicable, Section 422 and 424, of the Code and applicable regulations thereunder; provided, further, that if the exercise price per share of any such Rollover Option is equal to or greater than the Merger Consideration, such Rollover Option shall be cancelled without any cash payment being made in respect thereof. Except as specifically provided above, following the Effective Time each Rollover Option shall continue to be governed by the same terms and conditions as set forth in the applicable Company Stock Plan and any agreements thereunder as were applicable immediately prior to the Effective Time. In addition to the foregoing, Parent shall assume the Company Stock Plans, and the number and kind of shares available for issuance under the Company Stock Plans shall be converted into Parent American Depositary Shares in accordance with the provisions of each applicable Company Stock Plan.

(c) Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock, whether vested or unvested, that is outstanding immediately prior thereto shall become fully vested and all restrictions thereon shall lapse and shall be converted automatically into the right to receive from the Surviving Corporation at the Effective Time an amount in cash equal to the Merger Consideration, subject to applicable income and employment withholding Taxes.

(d) Other Company Stock-Based Awards. At the Effective Time, each other Company Stock-Based Award that is not otherwise described in this Section 3.5, whether vested or unvested, that is outstanding and, if applicable, unexercised immediately prior the Effective Time shall become fully vested and shall be converted automatically into the right to receive from the Surviving Corporation at the Effective Time an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock-Based Award and (ii) the Merger Consideration (reduced, if applicable, by an exercise or base price applicable to such Company Stock-Based Award), subject to applicable income and employment withholding Taxes; provided that with respect to any unvested Company Stock-Based Award subject to performance-based vesting conditions (“Performance Awards”), such Performance Awards shall vest based upon the Company’s achievement of the applicable performance metrics to which such Performance Awards are subject as of the Closing Date, the extent of such vesting to be determined in accordance with the applicable grant agreement for each such Performance Award, and any unvested Performance Awards that do not so vest shall be cancelled and forfeited for no consideration.

(e) Miscellaneous. All amounts payable under this Section 3.5 shall be reduced by amounts as are required to be withheld or deducted under the Code or any provision of U.S. state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding or deduction was made.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article IV, except (i) as expressly disclosed in the reports and statements (excluding any exhibits thereto) and other documents filed or furnished with the SEC by the Company pursuant to the Exchange Act (other than any disclosures contained or referenced therein under the captions “Risk Factors” or “Caution Regarding Forward-Looking Statements”), in each case on or after December 31, 2010 and prior to the date of this Agreement (the “Recent SEC Reports”) (it being understood, however, that any matter disclosed in any Recent SEC Report shall not be deemed to be disclosed in Section 4.2 (Capitalization) and Section 4.7(b) (Financial Statements) of the Company Disclosure Schedule unless it is also expressly set forth in Section 4.2 and Section 4.7(b) of the Company Disclosure Schedule, respectively) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee. Each Subsidiary of the Company (each, a “Company Subsidiary”) is duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, except to the extent the failure of any such Company Subsidiary to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement. Section 4.1 of the Company Disclosure Schedule contains a true, correct and complete list of all of the Company Subsidiaries, the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary, in each case as of the date hereof. Each of the Company and each Company Subsidiary has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, where such concept is applicable, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.  The Company has made available  to Parent complete and correct copies of  the charter and bylaws (or  similar organizational documents) of the Company and each Company Subsidiary, each as amended to date, and each as so delivered is in full force and effect. As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Schedule, neither the Company nor any of its “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy laws or similar state or federal law, become insolvent or become subject to conservatorship or receivership.

Section 4.2   Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.10 per share, of which 300,000 shares have been designated as Series A Participating Cumulative Preferred Stock (collectively, the “Company Preferred Stock”). As of January 19, 2012 (the “Measurement Date”), there were (i) 51,747,123 shares of Company Common Stock (other than treasury shares) issued and outstanding, (ii) no shares of Company Common Stock held in the treasury of the Company, (iii) 3,663,380 shares of Company Common Stock issuable upon exercise of outstanding Company Options, (iv) a maximum of 144,072 shares issuable pursuant to Company Stock-Based Awards, (v) no shares of Company Common Stock owned by any Company Subsidiary and (vi) no shares of Company Preferred Stock issued and outstanding. All of the outstanding shares of capital stock of the Company are, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free from preemptive rights. All shares of Company Common Stock issuable upon exercise or settlement of Company Options, Company Restricted Stock or Company Stock-Based Awards have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Stock Plan, will be duly authorized, validly issued and fully paid and nonassessable.

(b) Except as set forth in Section 4.2(a), there are no options, warrants or other rights, agreements or commitments to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Except as set forth in Section 4.2(a), there are no outstanding contractual obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of any Equity Interests in the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, since the Measurement Date, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or any other Equity Interests in the Company, except for issuances pursuant to the exercise or settlement of Company Options, Company Restricted Stock or Company Stock-Based Awards outstanding on the Measurement Date in accordance with the terms of such Company Options, Company Restricted Stock or Company Stock-Based Awards

as of such date. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company Shareholders may vote.

(c) Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens. Except as set forth in Section 4.2(c) of the Company Disclosure Schedule, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any, Equity Interests (other than any Company Subsidiary) (collectively, the “Investments”). All of the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens. Except for the capital stock and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) Neither the Company nor any of the Company Subsidiaries has entered into any commitment or agreement to contribute capital, loan money or otherwise make additional investments in any other Person, other than any such commitment or agreement in the ordinary course of business consistent with past practice with respect to wholly-owned Company Subsidiaries. There are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any Company Subsidiary or preemptive rights with respect thereto.

Section 4.3   Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to enter into this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the delivery and filing of the Articles of Merger as required by the TBCA and the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights (the “Bankruptcy Exception”).

(b) The affirmative vote of not less than a majority of the shares of Company Common Stock outstanding on the record date of the Company Shareholders’ Meeting, voting together as a single class (the “Company Shareholder Approval”), is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

(c) The Company Board has received the opinion of Deutsche Bank Securities Inc. (the “Company Financial Advisor”) to the effect that, as of the date hereof, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. The Company will furnish a complete and correct copy of such opinion to Parent promptly (and in any event within two (2) days) after receipt thereof by the Company for informational purposes only.

(d) On or prior to the date of this Agreement, the Company Board has unanimously (i) determined that each of this Agreement and the Merger is advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) authorized and adopted this Agreement and approved the Merger, on the terms and subject to the conditions set forth herein and in accordance with the TBCA, and (iii) resolved to recommend that the Company Shareholders approve this Agreement (the “Company Board Recommendation”) subject to Section 6.4(d).

Section 4.4   No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4(b) will have been made and any waiting periods relating to the matters referred to in Section 4. 4(b) will have terminated or expired prior to the Effective Time, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, require any consent, approval or authorization of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act or the rules and regulations of the NYSE, (ii) for the Required Antitrust Approvals, (iii) for the delivery and filing of the Articles of Merger as required by the TBCA or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 4.5 Compliance with Laws; Permits. Except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement, (a) each of the businesses of the Company or any Company Subsidiary is, and since January 1, 2009 has been, conducted in all respects in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, (b) the Company is in compliance in all respects with the applicable listing, corporate governance and other rules and regulations of the NYSE, (c) each of the Company and each Company Subsidiary holds all Permits necessary for the lawful conduct of its business as currently conducted and the ownership, use, occupancy and operation of its assets and properties, (d) the Company and each Company Subsidiary is in compliance with the terms of such Permits, and (e) no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement.

Section 4.6   Compliance with Customs and International Trade Laws.

(a) Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Customs and International Trade Laws, at no time since January 1, 2009 has either the Company or any Company Subsidiary committed any material violation of applicable Customs and International Trade Laws, and there are no material unresolved questions or claims concerning any material liability of the Company and the Company Subsidiaries with respect to any false statement or omissions made by the Company or the Company Subsidiaries related to applicable Customs and International Trade Laws.

(b) Neither the Company, any Company Subsidiary, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting directly on behalf of the Company or any of the Company Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2009, neither the Company nor any Company Subsidiary has received any communication that alleges that the Company or any Company Subsidiary, or any Representative thereof is, or may be, in material violation of, or has, or may have, any material liability under, any Anti-Bribery Laws which has not been resolved.

Section 4.7   SEC Filings; Financial Statements.

(a) Company SEC Filings. The Company has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2010 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent true, correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Company Subsidiaries, on the other hand, occurring since January 1, 2010 and prior to the date hereof. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Filings is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the “Company Financial Statements”) was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows of the Company for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments). The accounting books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP.

(c)  Internal Controls.

(i) The Company and the Company Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2010, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have significant responsibility for the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2010.

(ii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), and such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely disclosure under the Exchange Act.

(iii) Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any Company Subsidiary has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary. There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.8 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities or obligations (a) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (b) that were incurred after September 30, 2011, in the ordinary course of business consistent with past practice, (c) that were incurred in order to give effect to the transactions contemplated by this Agreement, or (d) that were set forth on the

Company’s consolidated balance sheet as of September 30, 2011 included in the Company Financial Statements in the Company SEC Filings filed prior to the date hereof.

Section 4.9   Absence of Certain Changes or Events. Since December 31, 2010, (a) except in connection with the transactions contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, (b) there has not been any Company Material Adverse Effect or any change, event, circumstance or occurrence that, individually or taken together with other changes, events, circumstances or occurrences, would reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in paragraphs (xv) or (xvi) of Section 6.1(a).

Section 4.10  Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or any other applicable Governmental Entity or required to be distributed or otherwise disseminated to the Company Shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Proxy Statement, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and other applicable Law.

(b) (i) The Proxy Statement, as supplemented or amended, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to Company Shareholders and at the time of the Company Shareholders’ Meeting and at the Effective Time, and (ii) the Company Disclosure Documents (other than the Proxy Statement), at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.10 will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Parent or Merger Sub specifically for use therein.

Section 4.11  Company Plans; Employees and Employment Practices.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all material medical, dental, life insurance, equity (including the Company Stock Plans), bonus or other cash or equity-based incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, any Company Subsidiary or any entity that would be deemed a “single employer” with the Company or any Company Subsidiary under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”) on behalf of any employee, officer, director or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries, or (ii) with respect to which the Company, any Company Subsidiary or any ERISA Affiliate has any obligation on behalf of any such employee, officer, director or other service provider or beneficiary (each a “Company Plan,” and collectively, the “Company Plans”).

(b) The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan, including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form Series 5500), if any, required under ERISA or the Code in connection with each Company Plan, (iii) the most recent actuarial reports (if applicable) for all Company Plans, (iv) the most recent summary plan description, if any, required under ERISA with respect to each Company Plan, (v) all material written contracts, instruments or agreements relating to each Company Plan, including administrative service agreements and group insurance contracts, (vi) the most recent Internal Revenue Service (“IRS”) determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code, and (vii) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program within the past three (3) years.

(c) The Company has not incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203 of ERISA, respectively) from any “multiemployer plan” as defined in Section 3(37) of ERISA (each, a “Multiemployer Plan”), no such liability has been asserted, and, to the Knowledge of the Company, there are no facts or circumstances that could result in any such partial or complete withdrawal or the assertion of any such liability. To the Knowledge of the Company, no proceeding has been initiated to terminate any Multiemployer Plan; there has been no “reportable event” (within the meaning of Section 4043 of ERISA) with respect to any Multiemployer Plan, no Multiemployer Plan is in reorganization as described in Section 4241 of ERISA, no Multiemployer Plan is insolvent as described in Section 4245 of ERISA, and no Multiemployer Plan is in endangered or critical status as determined under Section 432 of the Code.

(d) With respect to any Company Plan subject to Title IV of ERISA (other than a “multiemployer plan,” as defined in Section 3(37) of ERISA) to which the Company, any Company Subsidiary or any ERISA Affiliate made, or was required to make, contributions during the past six (6) years: (i) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in any liability under Section 4971 of the Code; and (ii) as of the date hereof, (A) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (B) no material liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company, any Company Subsidiary or any ERISA Affiliate; and (C) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such plan and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan.

(e) Each Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Knowledge of the Company, nothing has occurred with respect to any such plan, whether by action or by failure to act, that caused or could reasonably be expected to cause (i) the IRS to seek to disqualify such plan, (ii) any such letter to be revoked or (iii) the imposition of any material penalty or Tax liability.

(f) No proceeding, audit or investigation that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, has been asserted, instituted or, to the Knowledge of the Company, is threatened or anticipated against any of the Company Plans (other than non material routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Plan complies in form and has been maintained and operated in accordance with the terms of the documents governing such plan and applicable Law, including ERISA and the Code. No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to the Company Plans. No Company Plan is under, and neither the Company nor any Company Subsidiary has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty.

(g) To the Knowledge of the Company, except as set forth on Section 4.11(a) of the Company Disclosure Schedule, each Company Plan may be amended or terminated without material liability (other than for benefits accrued through the date of such action).

(h) Other than payments pursuant to the acceleration of the vesting of the Company Options, Company Restricted Stock and the Company Stock-Based Awards, the consummation of the transactions contemplated by this Agreement alone (including the Merger), or in combination with any other event including a termination of any employee, officer, director, or other service provider of the Company or any Company Subsidiary, will not give rise to any material liability under any Company Plan, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director or other service provider of the Company or any Company Subsidiary (whether current, former or retired) or their beneficiaries.

(i) Neither the Company nor any Company Subsidiary has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code.

(j) None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any employee or officer of the Company or any Company Subsidiary, has made any promises or commitments, whether legally binding or not, to create any additional material Company Plan, or to modify any existing Company Plan in a manner that would increase materially the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(k) Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) any individual who performs services for the Company or any Company Subsidiary and who is not treated as an employee for federal income Tax purposes by the Company or any Company Subsidiary is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Company Plan purposes), and (ii) each employee of the Company and the Company Subsidiaries has been properly classified as “exempt” or “non exempt” under applicable Law.

(l) (i) Each Company Option has an exercise price at least equal to the fair market value of Company Common Stock on a date no earlier than the date of the corporate action authorizing the grant if such Company Option, (ii) no Company Option has had its exercise date or grant date delayed or “back dated,” and (iii) all Company Options have been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with GAAP. Section 4.11(l) of the Company Disclosure Schedule sets forth the weighted average exercise price of all outstanding Company Options as of the Measurement Date. Promptly after the date hereof, the Company shall provide Parent with a complete and accurate list, as of the date of this Agreement, of: (A) all Company Stock Plans, indicating for each Company Stock Plan the number of shares of Company Common Stock issued to date under such Company Stock Plan, the number of shares of Company Common Stock subject to outstanding Company Options, Company Restricted Stock or Company Stock-Based Awards and other equity awards and the number of shares of Company Common Stock reserved for future issuance under such Company Stock Plan, and (B) all holders of outstanding Company Options, Company Restricted Stock or Company Stock-Based Awards or other equity awards, indicating with respect to each Company Option, Company Restricted Stock or Company Stock-Based Award or other award the Company Stock Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Option, Company Restricted Stock or Company Stock-Based Award or other award, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), as applicable.

Section 4.12 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement with any labor union, works council, employee representative, or other organization representing, purporting to represent or attempting to represent any employee of the Company or any Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) there is no ongoing or, to the Knowledge of the Company, threatened, strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor dispute, and no such dispute has occurred since January 1, 2009, (ii) there are no labor- or employment-related grievances, arbitrations or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened in writing or anticipated with respect to any employee of the Company or any Company Subsidiaries and (iii) there are no union organization or decertification activities pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no such activities have occurred since January 1, 2009. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, including provisions thereof relating to workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2109 et seq. or any similar or related Law (the “WARN Act”), and there are no pending, or to the Knowledge of the Company, threatened material Actions against the Company or any Company Subsidiary by any current or former director, officer, employee or contractor relating to labor or employment matters at the Company or any Company Subsidiary.

Section 4.13  Contracts; Indebtedness.

(a) Except as disclosed in Section 4.11 or Section 4.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that:

(i) as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder;

(iii) relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Company Subsidiaries, taken as a whole, or in which the Company owns more than a ten percent (10%) voting or economic interest, or any obligation of more than $2,500,000 in the aggregate;

(iv) relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to indebtedness for borrowed money or deferred payment (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000;

(v) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(vi) requires or is reasonably likely to require either (A) annual payments from Third Parties to the Company and the Company Subsidiaries of at least $3,000,000 in the aggregate or (B) annual payments from the Company and Company Subsidiaries to Third Parties of at least $3,000,000 in the aggregate;

(vii) relates to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any Company Subsidiary has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations, in each case, that would reasonably be expected to result in payments in excess of $5,000,000;

(viii) involves any directors, executive officers (as such term is defined in the Exchange Act) or five percent (5%) shareholders of the Company or any of their Affiliates (other than the Company or any Company Subsidiary) or immediate family members;

(ix) contains any covenant that (A) limits in any material respect the ability of the Company or any Company Subsidiary (or, after the Effective Time, Parent, the Surviving Corporation, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location or (B) could require the disposition of any material assets or line of business of the Company or any Company Subsidiary(or, after the Effective Time, Parent, the Surviving Corporation, or any their respective Affiliates), or (C) prohibits or restricts in any material respect the right of the Company or any Company Subsidiary to make, sell, supply, market, distribute or commercialize any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights);

(x) contains any covenant granting “most favored nation” status that, following the consummation of the Merger, would, in any material respect, restrict actions taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates;

(xi) contains a standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of any other Person;

(xii) provides for (A) the grant of a license or other right or covenant not to sue with respect to any material Intellectual Property rights owned, held for use or used by the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party as licensee or licensor (other than (1) licenses for commercially available, off-the-shelf software applications or (2) non-exclusive licenses or sublicenses granted by or to the Company or any Company Subsidiary in connection with the provision, licensing or sale of products or services in the ordinary course of business) or (B) the development by any Third Party (excluding, for the avoidance of doubt, any employee of the Company or of any Company Subsidiary) of any material Intellectual Property owned, or purported to be owned, by the Company or any Company Subsidiary;

(xiii) provides for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company and its Subsidiaries, taken as a whole, and (B) entered into in the ordinary course of business;

(xiv) is a Government Contract that is currently active in performance and which has a total projected contract value in excess of $5,000,000;

(xv) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $2,500,000;

(xvi)  is a collective bargaining agreement; or

(xvii) is a settlement or conciliation agreement with any Governmental Entity or which would require the Company or any Company Subsidiary to pay consideration of more than $5,000,000 after the date of this Agreement.

Each Contract of the type described in this Section 4.13(a) or set forth on Section 4.11 of the Company Disclosure Schedule is referred to herein as a “Company Material Contract.”

(b) Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy Exception, (iii) neither the Company nor any Company Subsidiary and, to the Company’s Knowledge, no

counterparty, is or is alleged to be in breach or violation of, or default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any written claim of default under any Company Material Contract, (v) to the Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such Third Party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder. Complete and correct copies of all Company Material Contracts have been either publicly filed with the SEC or made available to Parent by the Company.

Section 4.14 Litigation. (a) There is no legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, and (b) none of the Company or any of the Company Subsidiaries is subject to or bound by any outstanding Order, except, in each case, for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 4.15 Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each Company Subsidiary is and since January 1, 2007 has been in compliance with all applicable Environmental Laws;

(b) the Company and each Company Subsidiary has obtained, maintains, and is and since January 1, 2007 has been in compliance with all Permits required pursuant to applicable Environmental Laws for the conduct of its business and operations and the operation of the Owned Real Property and Leased Real Property;

(c) neither the Company nor any Company Subsidiary has received any written notice, claim or report alleging that the Company or any Company Subsidiary is in violation of any Environmental Laws, or has any liabilities or potential liabilities arising under Environmental Laws, including liability for natural resource damages;

(d) except for those matters that have been fully resolved without any future or continuing obligation of the Company, neither the Company nor any Company Subsidiary is subject to any Action or Order relating to any Environmental Laws or any Hazardous Material;

(e) neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to or released any Hazardous Material, or owned or operated any property or facility contaminated by any Hazardous Material, in violation of Environmental Law or so as to have given rise to, or which would reasonably be expected to give rise to, current or future liabilities under Environmental Laws for which the Company or any Company Subsidiary would be responsible;

(f) except for those matters that have been fully resolved without any future or continuing obligation of the Company, neither the Company nor any Company Subsidiary has assumed, undertaken, provided an indemnity with respect to any liability of any other Person relating to Environmental Laws or relating to any Hazardous Material;

(g) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has designed, manufactured, sold, marketed or distributed any product or item containing asbestos, crystalline silica, polychlorinated biphenyls or mercury, that has resulted, or would reasonably be expected to result, individually or in the aggregate, in any material liability;

(h) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any material obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws; and

(i) to the Knowledge of the Company, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company or any Company Subsidiaries or any of their respective predecessors or Affiliates would reasonably be expected to prevent, hinder or limit the Company’s compliance with Environmental Laws after the Closing Date, or would reasonably be expected to give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Laws, or would reasonably be expected to give rise to any other liabilities pursuant to Environmental Laws, including any liability for onsite or offsite releases or threatened releases of any Hazardous Material, personal injury, property damage or natural resources damage.

Section 4.16  Intellectual Property.

(a) Section 4.16 of the Company Disclosure Schedule sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) Internet domain name registrations, in each case that are owned by the Company or a Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Company Subsidiaries own or, to the Knowledge of the Company, possess valid and enforceable rights to use all Intellectual Property necessary, used or held for use to conduct the business of the Company and the Company Subsidiaries as it is currently conducted (“Company Intellectual Property”) free and clear of all Liens resulting from any action or inaction of the Company or any of the Company Subsidiaries (other than Permitted Encumbrances), (B) since January 1, 2009, neither the Company nor any Company Subsidiary has received written notice of any claim that it is infringing, misappropriating or otherwise violating any Intellectual

Property right of any Third Party in connection with the operation of its business and the conduct of the business of the Company and, to the Knowledge of the Company, the Company Subsidiaries as currently conducted has not infringed, misappropriated or otherwise violated the Intellectual Property of any Third Party, (C) neither the Company nor any Company Subsidiary has received any written notice or claim since January 1, 2009 challenging the use, ownership, validity, registrability, patentability or enforceability of any Intellectual Property owned by the Company or any Company Subsidiary and (D) to the Knowledge of the Company, no Third Party is currently infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary.

(b) To the Knowledge of the Company, all of the material Company Intellectual Property owned by the Company or any Company Subsidiary is valid, subsisting and enforceable and in full force and effect. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Governmental Entity or other Third Party has any right, title or interest in or to any Company Intellectual Property that is owned, or purported to be owned, by the Company or any Company Subsidiary and was developed through the use of any grant or other funding from, or any personnel or other resources of, any such Governmental Entity or other such Third Party.

(c) To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not impair the right, title or interest of the Company or any Company Subsidiary in or to any material Company Intellectual Property, and, to the Knowledge of the Company, all material Company Intellectual Property shall be owned or available for use by the Company or any Company Subsidiary immediately after the Effective Time on terms and conditions substantially the same as those under which the Company or such Company Subsidiary owned or used such Company Intellectual Property immediately prior to the Effective Time. The Company and the Company Subsidiaries have used commercially reasonable efforts consistent with industry practice to (i) maintain and protect the secrecy and confidentiality and value of material trade secrets of the Company or any Company Subsidiary, (ii) obtain executed Intellectual Property assignments from applicable Persons who develop material Intellectual Property for the Company or any Company Subsidiary (to the extent that such material Intellectual Property is purported to be owned by the Company or any Company Subsidiary), and (iii) maintain and protect the security, continuity, proper operation and integrity of their material software and systems.

Section 4.17 Taxes. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary for all taxable periods ending on or before the date hereof have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file). All such Tax Returns are true, correct, and complete in all respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company

Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(b) All Taxes of the Company and each Company Subsidiary due and payable have been timely paid, other than any amount which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of the Company and each Company Subsidiary established in the Company Financial Statements are complete and adequate to cover any liabilities for Taxes that are not yet due and payable.

(c) No deficiencies for Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received any written notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for Taxes. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d) The Company and each Company Subsidiary has duly and timely withheld and paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other Person.

(e) There are no Liens upon any property or assets of the Company or any Company Subsidiary for Taxes, except for Liens for Taxes not yet due and payable.

(f) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two (2) years.

(g) Neither the Company nor any Company Subsidiary (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return, (ii) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise, or (iii) is, or ever has been, a party to any agreement for the sharing, indemnification, or allocation of Taxes (other than agreements among the Company and any Company Subsidiary and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes).

(h) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election by the Company or any Company Subsidiary under Section 108(i) of the Code.

(i) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” within the meaning of Section 6011 of the Code (including the Treasury Regulations promulgated thereunder).

Section 4.18 Insurance. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and all premiums due and payable thereon have been paid; (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies; and (c) the Company has not received any notice of termination or cancellation or denial of coverage with respect to any insurance policy.

Section 4.19  Real Estate.

(a) Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or a Company Subsidiary (as the case may be) has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) except as set forth in Section 4.19(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Company Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) The Company has made available to Parent a complete and correct copy of each Lease for each Leased Real Property that is material to the business operations of the Company and the Company Subsidiaries, taken as a whole. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Leases that is material to the business operations of the Company and the Company Subsidiaries, taken as a whole: (i) to the

Knowledge of the Company, such Lease is in full force and effect (but in each case subject to the Bankruptcy Exception); (ii) to the Knowledge of the Company, the Company’s or a Company Subsidiary’s possession (as applicable) of the Leased Real Property under such Lease has not been disturbed; (iii) to the Knowledge of the Company, neither the Company nor any Company Subsidiary is in material breach or default under such Lease (beyond applicable notice, grace and/or cure periods), and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any Company Subsidiary; (v) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (vi) neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in such Lease or any interest therein; (vii) there are no Liens (other than Permitted Encumbrances) on the estate or interest created by such Lease; and (viii) each of the Company and the Company Subsidiaries has good title to the Leasehold Improvements, free and clear of all Liens, except Permitted Encumbrances, and there are no outstanding options, rights of first offer or rights of first refusal to purchase any such Leasehold Improvements or any portion thereof or interest therein.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property and Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Company and the Company Subsidiaries and (ii) there are no structural deficiencies or latent defects affecting any of the Improvements.

Section 4.20 Affiliate Transactions. There are no transactions, or series of related transactions, agreements, arrangements or understandings that are required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Filings filed prior to the date hereof.

Section 4.21  Takeover Provisions.

(a) The Company Board has taken all action necessary to cause any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 48-103-201 et seq. of the Tennessee Business Combination Act, Section 48-103-301 et seq. of the Tennessee Control Share Acquisition Act and Section 48-103-101 et seq. of the Tennessee Investor Protection Act, and any similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement, and any restrictive provision in the Company Charter, the Company Bylaws or comparable organizational documents of any Company Subsidiary (collectively, “Takeover Provisions”), not to apply to, or to have been satisfied with respect to, (i) Parent, Merger Sub or any other Subsidiary of Parent in connection with the Merger and the other transactions contemplated by this Agreement and (ii) the Merger and the other transactions contemplated by this Agreement.

(b)           The Company does not have any shareholder rights plan in effect.

Section 4.22 Brokers. Other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of the Company Financial Advisor.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Parent is a corporation, duly organized and validly existing under the Laws of Switzerland. Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Tennessee. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, where such concept is applicable, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.2 Corporate Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions provided for herein have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceeding is necessary for the execution and delivery of this Agreement by either Parent or Merger Sub, the performance by each of Parent and Merger Sub of their respective obligations hereunder or the consummation by each of Parent and Merger Sub of the transactions provided for herein. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy Exception.

Section 5.3   No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 5.3(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.3(b) will have been made and any waiting periods relating to the matters referred to in Section 5.3(b) will have terminated or expired prior to the Effective Time, conflict with or violate any Law or Order, applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract, except, with respect to clauses (ii) and (iii), for matters that, individually or in the aggregate, would not reasonably be expected to materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, any applicable Blue Sky Laws or the rules and regulations of the NYSE, the SIX Swiss Exchange and the NASDAQ INS Stockholm, (ii) for the Required Antitrust Approvals, (iii) for the delivery and filing of the Articles of Merger as required by the TBCA and (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to materially impair or delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Litigation. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to, materially impair or delay the ability of Parent and Merger Sub to consummate, the transactions contemplated by this Agreement.

Section 5.5 Ownership of Merger Sub; No Prior Activities. Parent indirectly owns one hundred percent (100%) of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.6 Available Funds. Parent has or will have sufficient funds to consummate the Merger on the terms contemplated by this Agreement, and, at the Effective Time, Parent will have available, and will make available to Merger Sub, all of the funds necessary to consummate the Merger.

Section 5.7   Disclosure Documents.

The information with respect to Parent and any of its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (a) in the case of the Proxy Statement, as supplemented or amended, at the time such Proxy Statement, or any amendment or supplement thereto, is first mailed to Company Shareholders and at the time of the Company Shareholders’ Meeting and at the Effective Time, and (b) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

Section 5.8 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company would have any liability prior to Closing.

Section 5.9 Ownership of Company Common Stock. Neither Parent nor Merger Sub is, nor at any time during the last five (5) years has been, an “interested shareholder” of the Company as defined in Section 48-103-203 of the Tennessee Business Combination Act (other than as contemplated by this Agreement).

ARTICLE VI
COVENANTS

Section 6.1   Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise permitted or contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (x) conduct its business in the ordinary course consistent with past practice and (y) use its commercially reasonable efforts to keep available the services of the current officers and key employees of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the customers, suppliers and other Persons with whom the Company or any Company Subsidiary has material business relations. Without limiting the foregoing, and as an extension thereof, except as set forth in the Company Disclosure Schedule, as otherwise contemplated by this Agreement, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Charter, the Company Bylaws or equivalent organizational documents of any Company Subsidiary;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Equity Interests (other than pursuant to the vesting, exercise or settlement of Company Options, Company Restricted Stock or other Company Stock-Based Awards existing and outstanding on the date hereof on the terms in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its Equity Interests (other than dividends payable by a wholly-owned Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary) or enter into any agreement with respect to the voting of its Equity Interests;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its capital stock or other Equity Interests, except pursuant to the vesting, exercise or settlement of Company Options, Company Restricted Stock or Company Stock-Based Awards, employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments (A) made in the ordinary course of business consistent with past practice or (B) for consideration not in excess of $3,000,000 individually, or $15,000,000 for all such transactions by the Company and the Company Subsidiaries in the aggregate;

(vi) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money, except for (A) indebtedness incurred under the Company’s existing credit facilities not in excess of $10,000,000, (B) indebtedness for borrowed money in a principal amount not in excess of $20,000,000 for all such indebtedness by the Company and the Company Subsidiaries in the aggregate (including indebtedness incurred under the Company’s existing credit facilities pursuant to the preceding clause (A)), and (C) indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary; provided, that any indebtedness for borrowed money incurred or otherwise acquired, modified or assumed under this Section 6.1(a)(vi) shall be subject to prepayment without penalty at any time;

(vii) grant any Lien on any of its material assets, other than Permitted Encumbrances and Liens granted in connection with any indebtedness permitted under Section 6.1(a)(vi);

(viii) (A) enter into, terminate or amend or modify any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, other than in the ordinary course of business consistent with past practice, (B) waive any term of or any default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under, any Company Material Contract, other than in the ordinary course of business consistent with past practice, or (C) enter into any Contract which contains a change of control or similar provision in favor of the other party or parties thereto that would require a payment or give rise to any rights to such other party or parties in connection with the Merger and/or the other transactions contemplated in this Agreement;

(ix) sell, transfer, lease, license, assign, abandon or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary (but excluding all Company Intellectual Property and the rights therein) having a current value in excess of $5,000,000 in the aggregate, other than sales of inventory and obsolete equipment in the ordinary course of business in accordance with past practice;

(x) sell, transfer, assign, abandon or otherwise dispose of, or grant any license or sublicense with respect to, any material Company Intellectual Property (other than non-exclusive licenses or sublicenses granted by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice);

(xi) authorize, or make any commitment with respect to, any single capital expenditure in excess of $5,000,000 or capital expenditures for the Company and the Company Subsidiaries in excess of $15,000,000 in the aggregate,  except  for  capital  expenditures  that  are  contemplated  by  the

Company’s existing plan for annual capital expenditures for 2012, and previously made available to Parent;

(xii)  enter into any new line of business outside of its existing business segments;

(xiii) except to the extent required by applicable Law or by a Company Plan or other agreement or arrangement existing on the date of this Agreement that has been disclosed or made available to Parent, (A) grant or announce any stock option, equity or incentive awards or any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary, (B) hire new employees, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $200,000 in the aggregate for any such employee, (C) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other material employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, whether past or present, or take any action to accelerate vesting of any right to compensation or benefits, (D) enter into or amend any Contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base salary and incentive compensation opportunity not to exceed $100,000 in the aggregate for any such employee, or (E) except as required to ensure that any Company Plan is not then out of compliance with applicable Law, enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or collective bargaining agreement;

(xiv) pay, discharge, settle or satisfy any material claims or obligations (absolute, accrued, contingent or otherwise) in an amount in excess of $2,500,000 in the aggregate, other than (A) performance of contractual obligations in accordance with their terms, (B) payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or (C) payment, discharge, settlement or satisfaction in accordance with their terms, of claims, liabilities or obligations that have been (1) disclosed in the most recent financial statements of the Company included in the Company SEC Filings filed prior to the date hereof to the extent of such disclosure or (2) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(xv) except as may be required by GAAP or as a result of a change in Law, make any material change in accounting principles, policies, practices, procedures or methods;

(xvi) change any material method of Tax accounting, make or change any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability, claim or assessment, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material amount of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(xvii) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $2,500,000 in the aggregate, or (B) entailing the incurrence of (1) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, or (2) obligations that would impose any restrictions that would be material to the business or operations of the Company or any of the Company Subsidiaries, taken as a whole;

(xviii) fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xix) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Company Subsidiaries);

(xx)  adopt or implement a shareholder rights plan;

(xxi) amend or modify in any material respect the engagement letter of the Company Financial Advisor;

(xxii) implement a plant closing or mass layoff of employees that implicates the WARN Act or similar foreign Laws (disregarding for such purpose any aggregation of any employment terminations effectuated by the Company or any Company Subsidiary before the Effective Time with any employment terminations that Parent may effectuate, or cause to be effectuated, after the Effective Time); provided that this Section 6.1(a)(xxii) shall not restrict the Company or any Company Subsidiary from terminating any employee for cause at any time; or

(xxiii)  agree or commit to take any of the foregoing actions.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.2   Proxy Statement; Company Shareholders’ Meeting.

(a) Promptly following the date hereof, the Company shall prepare a proxy statement, letter to shareholders, notice of meeting and form of proxy that will be provided to the Company Shareholders in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the “Proxy Statement”). The Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable after the date hereof, and in any event no later than fifteen (15) Business Days after the date hereof. The Company and Parent, as the case may be, shall furnish all information concerning the Company or Parent and Merger Sub as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. The Company shall use reasonable best efforts to cause the Proxy Statement to be cleared by the SEC and disseminated to the Company Shareholders as promptly as practicable following the filing thereof with the SEC. The Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on the Proxy Statement and, except as required under applicable Law, all other materials used in connection with the Company Shareholders’ Meeting that (i) constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 promulgated under the Exchange Act or (ii) are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 promulgated under the Exchange Act, in each case prior to the filing thereof with the SEC or the dissemination thereof to Company Shareholders. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC or its staff for an amendment or revisions to the Proxy Statement, or comments thereon and responses thereto, or requests by the SEC or its staff for additional information in connection therewith. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company or Parent, or any of their respective directors, officers or Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement to the Proxy Statement describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Shareholders. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the NYSE.

(b) Subject to the terms of Section 6.4(d), the Company shall include in the Proxy Statement the Company Board Recommendation.

(c) As promptly as practicable following the date on which the Proxy Statement is cleared by the SEC for the purpose of obtaining the Company Shareholder Approval, the Company shall, in accordance with applicable Law and the Company Charter, establish a record date for, call, give notice of, convene and hold a meeting of the Company Shareholders (the “Company Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement in accordance with the TBCA. The Company shall solicit from the Company Shareholders proxies in favor of the Company Shareholder Approval in compliance with all applicable Laws. Notwithstanding anything to the contrary in this Agreement but subject to the TBCA, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting pursuant to this Section 6.2(c) shall not be limited, or otherwise affected, by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, and the Company shall not change the record date for the Company Shareholders’ Meeting or postpone or adjourn the Company Shareholders’ Meeting without the prior written consent of Parent; provided that the Company shall be permitted, without Parent’s prior consent, to adjourn, delay or postpone convening the Company Shareholders’ Meeting if in the good faith judgment of the Company Board the failure to adjourn, delay or postpone the Company Shareholders’ Meeting would not allow sufficient time under applicable Law for the distribution of any required or appropriate supplement or amendment to the Proxy Statement; provided, further, that any such adjournment, delay or postponement shall be for the minimum time reasonably necessary to permit such distribution. Except as Parent shall have otherwise consented to in writing in advance, (i) the Company Shareholder Approval and (ii) an advisory vote on compensation payable to executive officers of the Company in connection with the Merger shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the Company Shareholders at the Company Shareholders’ Meeting. During the last ten (10) Business Days prior to the date of the Company Shareholders’ Meeting, the Company shall, upon the reasonable request of Parent, notify Parent of the then -current aggregate tally of the proxies received by the Company or its Representatives with respect to the Company Shareholder Approval.

Section 6.3   Access to Information; Confidentiality.

(a) Access to Information. Subject to Section 6.3(b), from the date of this Agreement until the Effective Time, the Company shall, and shall instruct each Company Subsidiary and each of its and their respective Representatives (collectively, “Company Representatives”) to, (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, “Parent Representatives”) reasonable access at reasonable times during normal business hours, upon prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) furnish or cause to be furnished as promptly as reasonably practicable after request therefor such information concerning the business, properties, Contracts, assets liabilities and personnel of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that until the Effective Time, the Company shall not be required to provide access to or furnish any information if doing so would violate applicable Law, or where such access to information would involve the waiver of an attorney-client privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Company Subsidiary’s privilege with respect thereto; provided, further, that such access and information shall be disclosed or granted, as applicable, to external counsel to Parent to the extent required for the purpose of complying with applicable Law, including Antitrust Laws.

(b) Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDA or any similar agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3.

Section 6.4   No Solicitation of Transactions.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 8.1 and the Effective Time, the Company shall not, shall cause the Company Subsidiaries not to and shall use its reasonable best efforts to cause the Company Representatives not to:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in any discussions or negotiations regarding, or provide any information concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Provisions for the purpose of allowing any Person to make an Acquisition Proposal; or

(iv)  resolve or agree to do any of the foregoing.

The Company shall, shall cause the Company Subsidiaries and shall use its reasonable best efforts to cause the Company Representatives to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal or any such proposal or offer, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries.

(b) Notwithstanding anything to the contrary contained in Section 6.4(a) or anything else in this Agreement, at any time prior to the Company Shareholder Approval having been obtained, the Company, the Company Subsidiaries and the Company Representatives may, subject to compliance with this Section 6.4(b):

(i) provide information in response to a request therefor to a Person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement (which Acquisition Proposal does not arise out of or result from any breach of this Section 6.4) if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent any material non-public information concerning the Company and the Company Subsidiaries that is provided to any Person making such Acquisition Proposal that was not previously made available to Parent or the Parent Representatives;

(ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal;

(iii) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Provision with respect to an unsolicited bona fide written Acquisition Proposal; or

(iv)  resolve to do any of the foregoing;

provided that prior to taking any action described in Section 6.4(b)(i) , Section 6.4(b)(ii), Section 6.4(b)(iii) or Section 6.4(b)(iv), (A) the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) the Company Board shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(c) Except as expressly provided by Section 6.4(d), at any time after the date hereof, neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw, qualify or modify (or publicly resolve to withhold, withdraw, qualify or modify), in any manner adverse to Parent or Merger Sub, the Company Board Recommendation with respect to the Merger, (B) adopt, approve or recommend an Acquisition Proposal, (C) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (provided that Parent shall make such request on no more than two occasions in addition to any such request made by Parent in connection with the announcement or commencement of an Acquisition Proposal or any material change thereto), (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Acquisition Proposal, (E)

fail to include the Company Board Recommendation in the Proxy Statement or (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (any action described in clauses (A) through (F), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Company Shareholder Approval having been obtained:

(i) if the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith constitutes a Superior Proposal, (x) the Company Board may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (y) the Company Board may authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in either case if and only if:

(A) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law;

(B) the Company shall have complied in all material respects with its obligations under this Section 6.4;

(C) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least three (3) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change and/or to terminate this Agreement pursuant to this Section 6.4(d)(i), which notice shall specify the identity of the Person making the Superior Proposal and the material terms and conditions thereof, and shall include copies of all relevant documents relating to such Superior Proposal;

(D) prior to effecting such Company Adverse Recommendation Change or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (if Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided that in the event of any material revisions during the Notice Period to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.4 (including Section 6.4(d)) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby, and a new Notice Period of three (3) Business Days shall commence upon the delivery of such new Determination Notice; and

(E) in the case of any action contemplated by clause (y) of this Section 6.4(d)(i), the Company shall have validly terminated this Agreement in accordance with Section 8.1(c)(ii), including the payment of the Company Termination Fee in accordance with Section 8.2(b)(i); or

(ii) other than in connection with an Acquisition Proposal, the Company Board may take any action prohibited by clauses (A), (C) or (E) of Section 6.4(c)(i) (“Intervening Event Change of Recommendation”) in response to an Intervening Event if the Company Board shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, if and only if:

(A) the Company shall have provided a Determination Notice to Parent for at least the Notice Period to the effect that the Company Board has determined to effect an Intervening Event Change of Recommendation, which notice shall specify the Intervening Event in reasonable detail;

(B) prior to effecting such Intervening Event Change of Recommendation, the Company shall, during the Notice Period, negotiate with Parent in good faith (if Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in such a manner that such Intervening Event no longer necessitates such Intervening Event Change of Recommendation; and

(C) at or following the end of such Notice Period, the Company Board determines in good faith, after consultation with its outside legal counsel, that such Intervening Event continues to necessitate an Intervening Event Change of Recommendation (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent).

None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change or an Intervening Event of Recommendation, or to terminate this Agreement in light of a Superior Proposal.

(e) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders), provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation within five (5) Business Days following any request by Parent, or (ii) making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f) The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any Company Representative with respect to an Acquisition Proposal indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within 48 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company or any Company Representative in connection with any Acquisition Proposal.

(g) No Company Adverse Recommendation Change or Intervening Event Change of Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Provision to be inapplicable to the transactions contemplated by this Agreement.

Section 6.5   Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement, (ii) make all necessary notifications, filings or registrations necessary to obtain the other Required Antitrust Approvals as soon as reasonably practicable after the date of this Agreement, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Required Antitrust Approvals and (iv) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act or other Antitrust Laws as soon as practicable. Without limiting the foregoing, the Parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(b) Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby this Agreement. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to contest, resist and resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary but subject to Section 6.5(f), the obligations of Parent under this Section 6.5 shall include Parent, as a condition to obtaining any and all expirations of waiting periods under the HSR Act or any other Antitrust Law or consents, clearances, or approvals from any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby: (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Affiliates; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) permitting the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; (iv) licensing, holding separate or entering into arrangements, commitments, or restrictions with respect to its respective assets or the assets of the Company or the conduct of business arrangements of the Parent or the Company or terminating any and all existing relationships, contractual rights or obligations; and (v) effectuating any other change or restructuring of Parent or the Company, in each case so as to enable the Effective Time to occur prior to the End Date (for the avoidance of doubt, as the End Date may be extended pursuant to Section 8.1(b)(i)).

(f) Notwithstanding anything to the contrary contained in this Agreement (including Section 6.5(e)), the Parties hereby agree and acknowledge that nothing in this Section 6.5 (including the “reasonable best efforts” standard set forth in Section 6.5(a) or 6.5(d)) shall require, or be construed to require, Parent or any of its Subsidiaries or Affiliates to take or agree to take any of the actions contemplated by clauses (i) through (v) of Section 6.5(e) if such actions, individually or in the aggregate, are reasonably likely to have a material and adverse impact on the business, financial condition or results of operations of Parent and its Subsidiaries (including, after the Effective Time, the Company and the Company Subsidiaries), taken as a whole.

Section 6.6 Notices of Certain Events. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other orally and in writing of (a) any change, event, circumstance or occurrence within such Party’s Knowledge that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger not to be satisfied, (b) any Action commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates in connection with, arising from or otherwise relating to the Merger (the “Transaction Litigation”), or (c) to such Party’s Knowledge, the failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.6 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party.

Section 6.7 Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Company Subsidiary or Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that after receipt of the Company Shareholder Approval, the Company shall cooperate with Parent with respect to, and, if requested by Parent, use its reasonable best efforts to defend or to settle, any unresolved Transaction Litigation in accordance with Parent’s direction.

Section 6.8   Publicity.

(a) The initial press release regarding the execution of this Agreement and the transactions contemplated hereby shall be a joint press release by the Company and Parent in a mutually agreed upon form and thereafter the Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any other transactions contemplated by this Agreement. No Party shall issue any such press release or make any such public announcement prior to such consultation, except (i) to the extent the disclosing Party determines based on advice of counsel it is required to do so by applicable Law or any listing agreement with a stock exchange, in which case such Party shall use reasonable best efforts to consult with the other Party before issuing any such release or making any such public announcement or (ii) for any disclosure made pursuant to Section 6.4, which, notwithstanding anything to the contrary contained herein, shall not be subject to the requirements of this Section 6.8(a).

(b) Upon Parent’s request, (i) the Company and Parent shall promptly prepare a mutually acceptable joint written presentation to Institutional Shareholder Services recommending this Agreement and the transactions contemplated hereby, including the Merger, (ii) the Company shall request a meeting with Institutional Shareholder Services for purposes of obtaining its recommendation of the approval of this Agreement by the Company Shareholders and (iii) the Company shall use its reasonable best efforts to obtain such recommendation.

Section 6.9   Employee Matters.

(a) For a period of no less than twelve (12) months following the Effective Time, Parent shall provide or cause to be provided to each Continuing Employee (i) compensation and employee benefits (other than severance benefits or benefits pursuant to a defined benefit pension plan) that are substantially comparable in the aggregate to such compensation and employee benefits provided by the Company and Company Subsidiaries to such employee immediately prior to the Effective Time and (ii) severance benefits in an aggregate amount that is not less than the aggregate amount of the severance benefits to which such employee would be entitled pursuant to the terms of the severance arrangement that covers such employee as of immediately prior to the Effective Time; provided that this clause (ii) shall not apply to any Continuing Employee who is party to a Termination Protection Agreement with the Company or who is a participant in the Company’s Change in Control Severance Plan. The preceding sentence shall not preclude Parent or its Subsidiaries at any time following the Effective Time from terminating the employment of any Continuing Employee for any reason (or no reason).

(b) Each Continuing Employee shall be given credit for all service with the Company and the Company Subsidiaries and their respective predecessors under any employee benefit plan of Parent or its Affiliates in which such Continuing Employee is eligible to participate, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its Affiliates in which such Continuing Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Continuing Employees under the comparable Company Plans immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 6.9(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its Subsidiaries generally.

(c) In the event of any change in the welfare benefits provided to Continuing Employees following the Effective Time, Parent shall use commercially reasonable efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any such welfare benefit plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d) Notwithstanding anything in this Section 6.9 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates, or shall limit the right of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, terminate or otherwise modify any employee benefit plan of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates following the Effective Time. If (i) a party other than the Parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any employee benefit plan of Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates, and (ii) such provision is deemed to be an amendment to such employee benefit plan even though not explicitly designated as such in this Agreement, then, solely with respect to such employee benefit plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(e) The Parties acknowledge and agree that all provisions contained in this Section 6.9 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company, any Company Subsidiary or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.

Section 6.10 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.11  Indemnification of Directors and Officers.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Company and the Company Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company (the “Indemnified Parties”) as provided in their respective charters or bylaws or other organizational documents or under any indemnification, employment or other similar agreements between any Indemnified Party and the Company or any Company Subsidiary, in each case as in effect on the date of this Agreement, shall survive the Merger and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Parent shall cause the charter, bylaws and other organizational documents of the

Surviving Corporation and the Company Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to Indemnified Parties than are set forth as of the date of this Agreement in the charter, bylaws and other organizational documents of the Company and the Company Subsidiaries to the extent permitted by applicable Law.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation (including by providing funding to the extent the Surviving Corporation does not have sufficient funds), to the fullest extent permitted under applicable Law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing) each Indemnified Party against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action by reason of the fact that such Person was a director or officer of the Company or any Company Subsidiary or anything done or not done by such Person in such capacity, whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request of the Company). In the event of any such Action, Parent and the Surviving Corporation shall control the defense of any such Action, and the Indemnified Party shall cooperate with (but not control) Parent and the Surviving Corporation in such defense. Neither Parent nor the Surviving Corporation shall settle any such Action without the prior written consent of the Indemnified Party unless the Surviving Corporation assumes full responsibility for such settlement, the settlement grants the Indemnified Party a complete release in respect of the potential liability relating to the claims underlying such Action and such settlement does not contain any admission detrimental to the Indemnified Party. The Indemnified Party shall not settle any such Action without the prior written consent of Parent or the Surviving Corporation unless such settlement does not provide for monetary damages, the terms of such settlement are not in any way detrimental to Parent or the Surviving Corporation and such settlement does not contain any admission detrimental to Parent or the Surviving Corporation. In the event of any payment under this Section 6.11(b), the Surviving Corporation shall be subrogated to the extent of such payment to all rights of recovery of the Indemnified Party with respect to any insurance covering any such liability (including the insurance set forth in Section 6.11(c)).

(c) From the Effective Time through the sixth (6th) anniversary of the Effective Time (such period, the “Tail Period”), Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering each officer and director currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of this Agreement; provided, that in no event shall the aggregate costs of such insurance policies exceed in any one year during the Tail Period 250% of the current aggregate annual premiums paid by the Company for such purpose (which aggregate annual premiums with respect to such period are hereby represented and warranted by the Company to be in the amount set forth in Section 6.11(c) of the Company Disclosure Schedule), it being understood that Parent or the Surviving Corporation shall nevertheless be obligated to provide such coverage, with respect to each year during the Tail Period, as may be obtained for such 250% annual amount; provided, further, that Parent or the Surviving Corporation may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy its obligation under this Section 6.11(c) by causing the Company to obtain prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which, including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance coverage otherwise required under this Section 6.11(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations of such Person set forth in this Section 6.11.

Section 6.12 Takeover Provisions. Parent, the Company and their respective Boards of Directors shall take all reasonable action necessary to ensure that no Takeover Provision is or becomes applicable to this Agreement or the Merger, and if any Takeover Provision becomes applicable to this Agreement or the Merger, Parent, the Company and their respective Boards of Directors shall take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Provision on this Agreement or the Merger.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including Company Restricted Stock and Company Stock-Based Awards) and other derivative securities with respect to such shares of Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and the conversion of Company Options as contemplated by Section 3.5, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law (including the rules and regulations of the NYSE) to cause the delisting of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock and other securities of the Company, as applicable, under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15 Non-USRPHC Certificate. On the Closing Date, the Company shall provide to Parent (a) a certification for the Company, signed under penalties of perjury by the Company and dated not more than thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and confirms that the Company is not, nor has it been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code and (b) proof reasonably satisfactory to Parent that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 6.16 Environmental Matters. The Company shall, prior to the Closing, use reasonable best efforts to take all actions necessary to comply with any applicable “transaction-triggered” or “responsible property transfer” Environmental Laws, including the New Jersey Industrial Site Recovery Act, as amended by the Site Remediation Reform Act, and the regulations promulgated thereunder, in each case to the extent required to permit the consummation of the transactions contemplated by this Agreement.

Section 6.17 Additional Agreements. Parent agrees that (a) the Surviving Corporation shall maintain its principal administrative and executive offices within the city limits of Memphis, Tennessee, (b) such offices shall be the headquarters for the Parent Group’s North American low voltage business, (c) the Surviving Corporation’s Electrical segment shall become a new Global Business Unit within the Parent Group’s Low Voltage Products Division and (d) Thomas & Betts Corporation’s corporate name and individual product brands shall be substantially maintained.

ARTICLE VII
CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. The Required Antitrust Approvals pursuant to the HSR Act and the Antitrust Laws of the countries set forth in Section 7.1(b) of the Company Disclosure Schedule shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with such Required Antitrust Approvals shall have expired or been terminated.

(c) No Injunctions or Restraints. No Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions, any one or more of which may be waived in writing by Parent.

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b), 4.2(c), 4.3, 4.9(b), 4.21 and 4.22) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates without giving effect to any qualification and limitations as to “materiality” or “Company Material Adverse Effect” set forth therein, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Sections 4.1, 4.2(b), 4.2(c), 4.3, 4.21 and 4.22, (A) if qualified as to “materiality” or Company Material Adverse Effect, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), or (B) if not qualified as to “materiality” or Company Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (iii) the representations and warranties set forth in Section 4.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject only to de minimis exceptions; and (iv) the representations and warranties set forth in Section 4.9(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions, any one of which may be waived in writing by the Company.

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with each agreement and covenant required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in compliance with this Agreement and consummate the transactions provided for herein.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party or Parties, whether before or after the Company Shareholder Approval having been obtained, as follows:

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before August 29, 2012 (which date shall automatically be extended to October 29, 2012 to the extent necessary to satisfy the condition set forth in Section 7.1(b) and so long as all other conditions set forth in Article VII have been satisfied or shall be capable of being satisfied) (the latest such date, the “End Date”); provided that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party if the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date;

(ii) if (A) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable or (B) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited and, in each case, prior to termination pursuant to this Section 8.1(b)(ii), the terminating Party shall have complied in all material respects with its obligations under Section 6.5; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable; or

(iii) if the Company Shareholder Approval is not obtained at the Company Shareholders’ Meeting or any adjournment thereof at which approval of this Agreement has been voted upon;

(c)  by the Company:

(i) if (A) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by them or (B) any of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), but in either case only to the extent that such breach or inaccuracy would prevent Parent and Merger Sub from consummating the Merger in accordance with the terms of this Agreement and, in either case such breach is incapable of being cured by the End Date or is not cured by Parent within thirty (30) calendar days after Parent receives written notice of such breach or inaccuracy from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement; or

(ii) if (A) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) the Company has complied in all material respects with Section 6.4 and (C) immediately after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (A); provided that the right of the Company to terminate this Agreement pursuant this Section 8.1(c)(ii) is conditioned on and subject to the payment by the Company to Parent of the Company Termination Fee in accordance with Section 8.2(b)(i), and any purported termination pursuant to this Section 8.1(c)(ii) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in accordance with Section 8.2(b)(i); or

(d)  by Parent:

(i) if (A) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company (other than Section 6.4) such that the closing condition set forth in Section 7.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that (1) the closing condition set forth in Section 7.2(a) would not be satisfied or (2) such breach would prevent the Company from consummating the Merger in accordance with the terms of this Agreement, and, in either case such breach is incapable of being cured by the End Date or is not cured by the Company within thirty (30) calendar days after the Company receives written notice of such breach from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement; or

(ii)  if, prior to the obtaining of the Company Shareholder Approval, (A) the Company Board shall have effected a Company Adverse Recommendation Change, (B) the Company Board shall have effected an Intervening Event Change of Recommendation or (C) the Company shall have willfully and knowingly breached in any material respect its obligations under Section 6.2(c) or Section 6.4.

(e) Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2   Effect of Termination; Termination Fee and Expense Reimbursement.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective directors, officers, shareholders, employees and other Representatives; provided that the provisions of this Section 8.2 and Article IX shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms; provided, further, that no Party shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement (including the failure by the Company to pay any amounts due pursuant to Section 8.2(b) or Section 8.2(c)) or for fraud. Notwithstanding the foregoing, in no event shall any Party be liable for punitive damages.

(b)  Termination Fee.

(i) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), the Company shall pay the Company Termination Fee to Parent prior to or simultaneously with such termination by wire transfer of same day funds to one or more accounts designated by Parent.

(ii) In the event that this Agreement is terminated (A) by Parent pursuant to Section 8.1(d)(ii) or (B) by either Parent or the Company pursuant to Section 8.1(b)(iii), and, with respect to this clause (B) only, at any time prior to such termination the Company Board shall have effected either a Company Adverse Recommendation Change or an Intervening Event Change of Recommendation, the Company shall pay the Company Termination Fee to Parent promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent.

(iii) In the event that (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii), (B) at or prior to the time of such termination an Acquisition Proposal shall have been publicly announced, commenced or disclosed and not unconditionally withdrawn, and (C) at any time after the date hereof and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, (1) an Acquisition Proposal is consummated, (2) the Company enters into any definitive agreement related to an Acquisition Proposal that is subsequently consummated or (3) the Company Board shall have recommended an Acquisition Proposal to the Company Shareholders that is subsequently consummated, then, in each case, the Company shall, on the date such Acquisition Proposal is consummated, pay the Company Termination Fee to Parent by wire transfer of same day funds to one or more accounts designated by Parent; provided that for purposes of this Section 8.2(b)(iii), all percentages in the definition of Acquisition Proposal shall be replaced with 50%.

(iv) For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion. Parent shall have right to assign the right to receive the Company Termination Fee to one or more Persons in its sole discretion.

(c)  Expense Reimbursement.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(d)(i) under circumstances in which a Company Termination Fee is not payable pursuant to Section 8.2(b), then the Company shall, following receipt of an invoice therefor, promptly (and in any event within five (5) Business Days) pay all of Parent’s reasonable and documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (the “Parent Expenses”), which amount shall in no event exceed $20,000,000 in the aggregate, by wire transfer of same day funds to one or more accounts designated by Parent; provided that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.2(c); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.2(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.2(b).

(ii) In the event that a Company Termination Fee is payable by the Company to Parent pursuant to Section 8.2(b), a portion of such Company Termination Fee equal to the amount of Parent Expenses (less the amount of any Parent Expenses previously paid by the Company pursuant to Section 8.2(c)(i), if any) shall be allocated as reimbursement of Parent Expenses. For the avoidance of doubt, in no event shall any such allocation reduce or increase the amount of any Company Termination Fee payable by the Company pursuant to Section 8.2(b).

(iii) In the event the Company pays the Parent Expenses pursuant to Section 8.2(c)(i), the amount of such Parent Expenses actually paid shall be credited against any Company Termination Fee payable by the Company pursuant to Section 8.2(b).

(d) Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where any amount is payable pursuant to Section 8.2(b) or Section 8.2(c) are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to Section 8.2(b) or Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.2, Parent would not have entered into this Agreement. Subject to the final proviso of the first sentence of Section 8.2(a), in the event the Company Termination Fee is paid pursuant to Section 8.2(b), Parent’s right to receive payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Laws or otherwise. If the Company fails to promptly pay any amount due pursuant to Section 8.2(b) or Section 8.2(c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for an amount set forth in Section 8.2(b) or Section 8.2(c) or any portion thereof, the Company shall pay to Parent all costs and expenses (including attorneys’

fees) incurred by Parent and its Affiliates in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and subject to Section 8.4, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided that after the Company Shareholder Approval has been obtained, there shall be made no waiver that by Law (including the applicable rules and regulations of any stock exchange) requires further approval by the Company Shareholders without the further approval of such shareholders. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval having been obtained, if required by applicable Law; provided that after the Company Shareholder Approval has been obtained, there shall be made no amendment that by Law (including the applicable rules and regulations of any stock exchange) requires further approval by the Company Shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III (Conversion of Securities; Exchange of Certificates), Section 6.9 (Employee Matters), Section 6.11 (Indemnification of Directors and Officers) and Section 6.17 (Additional Agreements), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given (a) when received if delivered in person, by registered or certified mail (postage prepaid) or by national overnight courier or (b) upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by national overnight courier or hand delivery on the next Business Day), in each case as follows:

If to Parent or Merger Sub, at:

ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland
Attention:     Diane de Saint Victor
Facsimile:      + 41 43 317 79 92
E-mail:            diane.desaintvictor@ch.abb.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:      Thomas W. Christopher
 Daniel E. Wolf
Facsimile:       (212) 446-4900
E-mail:             thomas.christopher@kirkland.com
daniel.wolf@kirkland.com

If to the Company, at:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125
Attention:     General Counsel
Facsimile:      (901) 252-1475
E-mail:            Jim.Raines@tnb.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:      Paul R. Kingsley
 Michael Davis
Facsimile:       (212) 701-5800
E-mail:            paul.kingsley@davispolk.com
michael.davis@davispolk.com

or, in each case, to such other addresses as shall be given in writing by any such Person to each of the other Parties in accordance with this Section 9.2.

Section 9.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, the Company Disclosure Schedule and the other documents delivered pursuant hereto) and the NDA constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby waives (a) any defense to any action for specific performance based on the argument that a remedy at law would be adequate, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 9.7   Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be construed, performed and enforced in accordance with the Laws of the State of Delaware without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction, except with respect to matters relating to the Merger that are mandatorily subject to the requirements of the TBCA and matters relating to fiduciary duties of the Company Board, which shall be governed by Tennessee Law.

(b) Any Action against, arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in the Court of Chancery of the State of Delaware; provided that if (and only after) such court determines that it lacks subject matter jurisdiction over any such legal Action, such legal Action shall be brought in the Federal courts of the United States located in the State of Delaware. Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal Action arising out of or relating to this Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any such court in accordance with the provisions of this Section 9.7. Each of the Parties hereby irrevocably waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.2 (Notices) in any Action relating to this Agreement. Nothing in this Agreement will limit or otherwise affect the right of any Party to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY MEMBER OF THE PARENT GROUP UNDER ANY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(C).

Section 9.8 No Third-Party Beneficiaries. Except as provided in Section 6.11 (Indemnification of Directors and Officers) and, following the Effective Time, the right of the Company’s stockholders to receive the Merger Consideration in respect of shares of Company Common Stock pursuant to Section 3.1 (Conversion of Securities), each Party hereby agrees that its respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third party beneficiaries under Section 6.11 (Indemnification of Directors and Officers) shall not arise unless and until the Effective Time occurs.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that prior to the Closing, Parent and Merger Sub may assign this Agreement to any wholly-owned Subsidiary of Parent. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Company Subsidiary to take such action.

Section 9.11 Independence of Agreements, Covenants, Representations and Warranties. All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

Section 9.12 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.13 Headings . The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.15 Delivery by Facsimile or E-mail. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by means of a facsimile machine or by e-mail with facsimile or scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms thereof and deliver them to all other Parties. No Party shall raise the use of a facsimile machine or e-mail to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by e-mail with facsimile or scan attachment as a defense to the formation of a contract, and each such Party forever waives any such defense.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ABB LTD

By:	/s/ Tarak Mehta
Name: Tarak Mehta
Title: Executive Committee Member Responsible for ABB’s Low Voltage Products Division

By:	/s/ Diane de Saint Victor
Name: Diane de Saint Victor
Title: Executive Committee Member and General Counsel

EDISON ACQUISITION CORPORATION

By:	/s/ Diane de Saint Victor
Name: Diane de Saint Victor
Title: General Counsel

THOMAS & BETTS CORPORATION

By:	/s/ Dominic J. Pileggi
Name: Dominic J. Pileggi
Title: Chairman & Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

Knowledge of the Company

Dominic J. Pileggi
William E. Weaver, Jr.
Charles L. Treadway
Imad Hajj
J.N. Raines
Peggy P. Gann
Stanley P. Locke
W. David Smith, Jr.
David L. Alyea
Michael J. Geiger
Michael Arney

A-1

EXHIBIT B

Knowledge of Parent Group

Natascia Rubinic
Diane de Saint Victor

B-1